

January 8, 2025

Gregory Aurre III
President
Signature Holdings Corp
1090 10th St. N.
Unit 10
St. Petersburg, FL 33705

       **Re: Signature Holdings Corp**
          **Form 10-12G**
          **Filed December 12, 2024**
          **File No. 000-56693**

Dear Gregory Aurre III:

    We have reviewed your filing and have the following comments.

    Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this letter, we may have additional comments.

Form 10-12G
Item 1. Business
Penny Stock Reform Act, page 3

1.    Please revise your disclosure to clearly state that your stock is currently a penny stock.

Item 6. Executive Compensation, page 10

2.    We note your disclosure that your officers expect to profit upon the sale of shares when "the stock qualifies for 144 stock sales." Please revise to specifically disclose the limitations imposed upon your existing shareholders and their ability to sell pursuant to Rule 144 due to the company's status as a shell company.

General

3.    Please note that the registration statement will become effective by operation of law 60 days after your filing date of January 18, 2024. If you are unable to address our comments within this 60-day period, you should consider withdrawing your Form 10

prior to effectiveness and re-filing a new Form 10 that includes changes responsive to our comments. Once the registration statement becomes effective, you are responsible for filing quarterly and other reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date.

4. Please provide a discussion of any other blank check or shell companies in which any member of your management may have been involved. The discussion should include the name of each company, the date of the initial public offering or registration, offering price, aggregate dollar amount raised, purpose of the offering, any business combinations that have occurred, dates of such transactions, consideration given and received and management's subsequent involvement in the company.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction